Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 19, 2018
Relating to Preliminary Prospectus dated December 18, 2018
Registration Statement No. 333-220800

171,428,571 Shares of Voting Common Stock

This free writing prospectus relates only to the shares of voting common stock described below (the “Common Stock”) and should be read together with the prospectus dated October 4, 2017 (including the documents incorporated by reference therein) relating to the offering, included in the Registration Statement on Form S-3 (File No. 333-220800) relating to these securities and the preliminary prospectus supplement dated December 18, 2018 (including the documents incorporated by reference therein) relating to this offering (together, the “Preliminary Prospectus”). The following information supplements and updates the information contained in the Preliminary Prospectus. Capitalized terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	Globalstar, Inc. (the “Company” or “we”)
Symbol:	GSAT (NYSE American)
Size:	$59,999,999.85
Total Shares Offered:	171,428,571 shares
Option to Buy Additional Shares:	25,714,285 shares
Public Offering Price:	$0.35 per share
Gross Spread:	$0.00525 per share
Net Price:	$0.34475 per share
Net Proceeds (after underwriting discounts and commissions and estimated expenses):	Approximately $58,900,000 or approximately $67,800,000 if the underwriter exercises its option to buy additional shares in full.
Participation by Certain Existing Shareholders:
Our controlling shareholder, Thermo Funding II, LLC and its affiliates (collectively "Thermo"), and Mudrick Capital Management, L.P. ("Mudrick Capital") and Warlander Asset Management ("Warlander") have agreed to purchase 140,970,321, 14,849,954 and 7,471,153, respectively, shares of our common stock at the public offering price for total settlement amounts of $49.3 million, $5.2 million and $2.6 million, respectively, which include shares representing their respective pro rata ownership and backstop commitment. Thermo is controlled by James Monroe III, our Executive Chairman. Following such an investment, Thermo, Mudrick Capital and Warlander will beneficially own approximately 56.5%, 6.0% and 3.0%, respectively, if the underwriter does not exercise its option to purchase additional shares, compared to 53.0%, 5.6% and 2.8%, respectively, before the offering.

Use of Proceeds:
As required under our Facility Agreement, 80% of the net proceeds from this offering will be deposited into a restricted account that may only be used to pay debt service obligations. We intend to use this amount, together with cash on hand, to fund a principal and interest payment of approximately $53 million due in December 2018 under our Facility Agreement. Depending on whether and when the underwriter exercises its option to purchase additional shares, the portion of the offering proceeds deposited in the restricted account may not be sufficient to pay the full amount of principal and interest due, in which case we will use cash on hand to pay the balance. The remainder of the proceeds from this offering will be used for general corporate purposes. We also expect the proceeds to qualify as an Equity Cure Contribution, allowing us to maintain compliance with the covenants under our Facility Agreement as of December 31, 2018.

Trade Date:	Wednesday, December 19, 2018
Expected Closing Date:	Friday, December 21, 2018
Underwriter:	Cantor Fitzgerald & Co.

The issuer has filed a Registration Statement on Form S-3 (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”), which became effective on October 4, 2017. The issuer has also filed a preliminary prospectus, to which this communication relates, with the SEC on December 18, 2018. Before you invest, you should read the prospectus in the Registration Statement, the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it from the underwriter: Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Ave., 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.